82-2748


06019190


SEC MAIL PROCESSING
RECEIVED
JUN 2 9 2006
WASH. D.C. 190 SECTION


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 03 2006
DIVISION OF MARKET REGULATION

GOLDCLIFF RESOURCE CORPORATION

VANCOUVER, BRITISH COLUMBIA, CANADA

FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED APRIL 30, 2006

(Unaudited-Prepared by Management)

SUPPL

NOTICE OF NO AUDITOR REVIEW OF THE INTERNAL FINALCIAL STATMENT

Under National Instrument 51-109 Part 4 Subsection 4.3(3)(a), if an auditor has not performed a review of Interim Financial Statements, they must be accompanied by a notice indicating that the Interim Financial Statements have not been reviewed by an auditor.

The Unaudited Interim Financial Statements of the Company as of April 30, 2006, were prepared by, and are the responsibility of the Company's management.

The Company's independent auditor did not perform a review of this Interim Financial Statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of Interim Financial Statement by the entity's auditor.

GOLDCLIFF RESOURCE CORPORATION
BALANCE SHEET
APRIL 30, 2006


SEC MAIL
RECEIVED
PROCESSING
JUN 29 2006
WASH, D.C.
190
SECTION

	April 30, 2006 (UNAUDITED)	October 31, 2005 (AUDITED)
ASSETS		
CURRENT ASSETS:		
Cash and equivalents	448,845	$ 333,362
Receivables	18,095	51,135
Prepaid expenses	7,829	9,927
Total current assets	474,769	394,424
TERM DEPOSITS	11,113	11,031
MINERAL CLAIMS	39,516	27,949
DEFERRED EXPLORATION EXPENDITURES	2,012,097	1,867,617
	$ 2,537,495	$ 2,301,021
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$ 27,924	$ 33,671
SHAREHOLDERS' EQUITY:		
Share capital	5,553,338	5,302,762
Contributed surplus	179,753	171,444
Deficit, per the accompanying statement	(3,223,520)	(3,206,856)
Total shareholders' equity	2,509,571	1,858,263
	$ 2,537,495	$ 2,301,021

On behalf of the board:

(Signed) ***"Leonard W. Saleken"***
Leonard W. Saleken, Director

(Signed) ***" Edwin R. Rockel"***
Edwin R. Rockel, Director

GOLDCLIFF RESOURCE CORPORATION
STATEMENT OF LOSS AND DEFICIT
FOR THE SIX MONTHS ENDED APRIL 30, 2006



SEC MAIL PROCESSING
RECEIVED
JUN 2 9 2006
WASH., D.C.
190

UNAUDITED

	For the three month period ended		For the cumulative six month period ended	
	April 30 2006	April 30 2005	April 30 2006	April 30 2005
GENERAL REVENUE	$ -	$ -	$ -	$ -
GENERAL AND ADMINISTRATIVE EXPENDITURES:				
Advertising and promotion	15,759	19,802	29,128	40,770
Bank charges and interest	126	103	236	915
Legal and accounting	21,576	30,960	32,128	38,350
Management fees	2,468	2,446	4,836	2,446
Office	11,700	18,904	17,288	22,759
Rent	1,465	1,953	2,930	3,146
Stock based compensation	26,459	-	26,459	-
Telephone	480	606	975	1,115
Total general and administrative expenditures	80,033	74,774	114,070	109,501
NET LOSS FROM OPERATION	(80,033)	(74,774)	(114,070)	(109,501)
WRITTEN OFF MINING EXPENSES	-	-	(2,000)	-
FUTURE INCOME TAX RECOVERY	-	-	94,824	-
INTEREST INCOME	2,758	2,029	4,582	2,724
NET LOSS	(77,275)	(72,745)	(16,664)	(106,777)
DEFICIT, beginning of period	(3,146,245)	(3,204,919)	(3,206,856)	(3,170,887)
DEFICIT, end of period	$ (3,223,520)	$ (3,277,664)	$ (3,223,520)	$ (3,277,664)
Basic and diluted loss per common share	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)
Weighted average of common shares outstanding	30,915,576	27,610,421	30,915,576	27,610,421

GOLDCLIFF RESOURCE CORPORATION
STATEMENT OF CHANGES IN CASH FLOW
FOR THE SIX MONTHS ENDED APRIL 30, 2005

UNADITED

	For the three month period ended		For the cumulative six month period ended	
	April 30, 2006	April 30, 2005	April 30, 2006	April 30, 2005
CASH FLOW USED IN OPERATING ACTIVITIES:				
Interest received	$ 5,129	$ 951	$ 7,647	$ 5,189
Interest expense	(126)	(103)	(236)	(915)
Cash received from customers	-	-	-	-
Cash paid to suppliers and employees	(54,162)	(66,986)	(87,277)	(98,056)
CASH FLOW USED IN OPERATING ACTIVITIES	(49,159)	(66,138)	(79,866)	(93,782)
CASH FLOW PROVIDED (USED) IN INVESTING ACTIVITIES:				
Mineral claims	(4,809)	(3,185)	(11,567)	(3,185)
Deferred exploration cost	(47,210)	(95,690)	(120,334)	(370,962)
Term deposit redeemed(purchased)	(-)	(400,000)	(-)	(400,000)
CASH FLOW PROVIDED (USED) IN INVESTING ACTIVITIES	(52,019)	(498,875)	(131,901)	(774,147)
CASH FLOW FROM FINANCING ACTIVITIES:				
Capital stock issued	27,500	561,450	327,250	584,574
CASH FLOW FROM FINANCING ACTIVITIES	27,500	561,450	327,250	584,574
DECREASE IN CASH DURING THE PERIOD	(73,678)	(3,563)	115,483	(283,355)
CASH, beginning of period	522,523	90,579	333,362	370,371
CASH, end of period	$ 448,845	$ 87,016	$ 448,845	$ 87,016

GOLDCLIFF RESOURCE CORPORATION
STATEMENT OF DEFERRED EXPLORATION EXPENDITURES
FOR THE SIX MONTHS ENDED APRIL 30, 2006

UNAUDITED

	For the three month period ended		For the cumulative six month period ended	
	April 30, 2006	April 30, 2005	April 30, 2006	April 30, 2005
OPENING DEFERRED EXPLORATION EXPENDITURES	$ 1,954,480	$ 1,472,977	$ 1,867,617	$ 1,351,859
REVENUE	-	-	-	-
EXPENDITURES DURING THE PERIOD				
Assays	3,697	15,570	22,508	32,433
Consulting	-	-	2,000	-
Geological surveys	32,160	36,198	81,525	114,051
Field expenses and supplies	3,550	5,976	13,118	23,239
Mapping	3,235	3,336	9,810	9,442
Geophysical	14,975	12,850	17,519	14,975
Drilling	-	-	-	908
	57,617	73,930	146,480	195,048
EXPENDITURES WRITTEN OFF	-	-	(2,000)	-
ENDING DEFERRED EXPLORATION EXPENDITURES	$ 2,012,097	$ 1,546,907	$ 2,012,097	$ 1,546,907

	Panorama
OPENING	$ 1,867,617
EXPENDITURES	144,480
ENDING	$ 2,012,097

GOLDCLIFF RESOURCE CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
APRIL 30, 2006
UNAUDITED

NOTE 1 BASIS OF PRESENTATION

The interim period financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the annual financial statements. These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company's latest annual report.

NOTE 2 COMPARATIVE FIGURES

Certain figures presented for comparative purposes have been reclassified to conform with the current year presentation.

NOTE 3 SHARE CAPITAL:

(a) Authorized share capital is unlimited no par value shares. Details of shares issued are as follows:

	Number	Amount
Balance - October 31, 2005	29,654,850	$ 5,302,762
Cash	1,080,000	270,000
Issuing cost	-	(3,750)
Future income taxes	-	(94,824)
Stock-based compensation	-	18,150
Cash (Exercise of options)	360,000	36,000
Cash (Exercise of Warrants)	125,000	25,000
Balance – April 30, 2006	31,219,850	$ 5,553,338

GOLDCLIFF RESOURCE CORPORATION

MANAGEMENT DISCUSSION AND ANALYSIS

For the Quarter Ended April 30, 2006

GENERAL

The following discussion and analysis of the financial results, prepared as of June 23, 2006, should be read in conjunction with the Unaudited Interim Financial Statements of Goldcliff Resource Corporation (the "Company") for the quarter ended April 30, 2006, together with the related notes thereto. The Unaudited Interim Financial Statements are prepared by Goldcliff Resource Corporation in accordance with Canadian generally accepted accounting principles. The Company's independent auditor did not perform a review of this Interim Financial Statements in accordance with the standards established by the Canadian Institute of Chartered Accountants. All amounts are expressed in Canadian dollars unless otherwise indicated.

The discussion may contain forward-looking statements that involve risk and uncertainties. Such information, although considered reasonable by the Company's management at the time of preparation, may prove to be inaccurate and actual results may differ materially from those anticipated in the statements made.

Additional information is provided in the Company's unaudited financial statements for the quarter ended April 30, 2006. These documents are available for viewing on SEDAR at www.sedar.com.

DESCRIPTION OF BUSINESS

Goldcliff Resource Corporation is engaged in mineral property acquisition and exploration in Canada. The Company is active in the Province of British Columbia, Canada where the Company currently has two active projects.

The Company is a reporting issuer in British Columbia and Alberta, and trades on the TSX Venture Exchange under the symbol GCN. The Company's head office is in Vancouver, British Columbia. The Company's website is www.goldcliff.com and email is info@goldcliff.ca.

RISK, UNCERTAINTIES AND OUTLOOK

The business of exploration and mining is risky and there is no assurance that the current exploration programs will eventually result in profitable mining operations. The Company has limited financial resources, no source of operating cash flow and no assurances that funding will be available to conduct future exploration and development.

MINERAL PROPERTIES

The Company has two properties located in the Province of British Columbia, being the Panorama Ridge property, Hedley Gold Basin, Nickel Plate mining district, Osoyoos Mining Division and the Pug Project, Kamloops Mining Division.

PANORAMA RIDGE PROPERTY

General

The active project for the quarter ended April 30, 2006 was the Panorama Ridge property. The property is a gold project and is located in Hedley Gold Basin, Nickel Plate mining district, Osoyoos Mining Division, British Columbia. The property is situated 320 kilometres east of Vancouver, 6 kilometres northeast of Hedley and 4 kilometres east of the past gold producing Nickel Plate-Mascot mine. The property has a total of 6,792 hectares of staked mineral claims. The Company has 100 per cent beneficial interest in the claims.

Property Purchase

Goldcliff Resource Corporation has entered into an agreement to purchase a 100-per-cent interest in the Hill claim, Tenure Number 514766. The Hill claim covers 357 hectare and is strategic to Goldcliff's Panorama claims. In order to purchase a 100-per-cent interest in the Hill claim, Goldcliff will issue 150,000 common shares to the vendor, Grant F. Crooker.

Exploration Activities

Panorama Ridge field exploration activities ended October 31, 2005 and consisted of geological mapping, trenching, sampling of trenches, rock sample analysis, drill-site road location and preparation, core drilling, core logging and core sampling, and core assaying. During the reporting period, there was no property exploration.
Summary of Exploration Activities (as of April 30, 2006)

Panorama Ridge - Exploration Work Summary												
Year	Logistics				Samples (#)				Geophysics (km)		Drilling	
	Grid (km)	Trenching #	Trenching m^3	Road (km)	Silts	Soils	Rock	Core	Magnetic	VLF/EM	Holes (#)	Metres
2000	0	0	0	0	0	0	27	0	0	0	0	0
2001	5.50	0	0	0	65	284	554	0	0	0	0	0
2002	24.40	15	515.00	0.49	14	1208	622	0	0	4.82	0	0
2003	38.10	9	308.50	2.45	0	522	239	1550	56.53	56.53	17	1920
2004	5.00	25	402.00	0	0	503	1085	2286	0	0	22	2277
2005	0	45	1316.10	1.11	0	0	1320	1166	0	0	13	1211
Total	73.00	94	2541.6	4.05	79	2517	3847	5002	56.53	61.35	52	5408

Exploration Activity Results (as of April 30, 2006)

The exploration results for the 2005 exploration program on the Panorama Ridge property, Hedley Gold Basin, BC, Canada. The exploration program for 2005 consisted of 1,316 metres of trenching and 1,166 metres (13 holes) of core drilling. The highlights of the exploration results are reported as of April 05, 2006.

YORK-VIKING ZONE

These drilling results continue to expand the mineralized zone and confirm that gold and silver mineralization occurs throughout the York-Viking zone.

The York-Viking zone drilling results that relate to section 9945N are highlighted by 0.70 grams per tonne gold (g/t) and 0.3 g/t silver over a drill intercept of 68.49 metres (m) -- a highlight of which is 1.84 g/t gold and 1.1 g/t silver over 5.52 metres. High-grade values of 5.84 g/t gold and 3.0 g/t silver are intersected in the drilling.

The significantly strong drilling and trenching results at the York-Viking gold zone (YVZ) successfully establishes that gold and silver mineralization occurs concurrently at depth and on the surface. Section 9945N in the YVZ has two 2005 drill holes to demonstrate the continuity of gold and silver grades at depth. The following table lists gold and silver values for the section:

DDH (#)	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)
25046	3.66	72.15	68.49	0.70	0.3
Includes	3.89	20.36	16.74	0.95	0.3
And	3.89	14.93	11.04	1.06	0.3
And	3.89	11.12	7.23	1.54	0.3
And	4.89	8.90	4.01	2.08	0.4
And	6.89	8.90	2.01	2.37	0.4
And	7.89	8.90	1.01	2.46	0.5
Includes	29.77	62.89	33.12	0.84	0.3
And	33.77	61.89	28.12	0.94	0.4
And	38.77	61.89	23.12	1.01	0.4
And	52.77	61.89	9.12	1.14	0.8
And	54.37	61.89	7.52	1.40	0.9
And	56.37	61.89	5.52	1.84	1.1
And	58.89	61.89	3.00	2.54	1.3
And	60.89	61.89	1.00	5.84	3.0
25047	4.00	44.64	40.64	0.50	0.3
Includes	4.00	32.64	28.64	0.65	0.3
And	4.00	13.49	9.49	0.87	0.3
And	4.00	11.59	7.59	1.03	0.3
And	4.00	9.59	5.59	1.27	0.3
And	4.00	6.00	2.00	1.91	0.3
And	5.00	6.00	1.00	2.70	0.3
Includes	14.64	36.64	22.00	0.50	0.3
And	16.64	32.64	16.00	0.60	0.3
And	16.64	27.64	11.00	0.73	0.3

And	16.64	24.64	8.00	0.88	0.4
And	16.64	21.64	5.00	1.03	0.4
And	17.64	20.64	3.00	1.10	0.3
And	17.64	18.64	1.00	1.18	0.3

The York-Viking zone drilling results that relate to section 9930N are highlighted by 1.00 grams per tonne gold (g/t) and 0.4 g/t silver over a drill intercept of 67.83 metres (m) -- a highlight of which is 5.20 g/t gold and 0.3 g/t silver over 9.00 metres. High-grade values of 34.30 g/t gold and 1.6 g/t silver are intersected in the drilling.

The significantly strong drilling and trenching results at the York-Viking gold zone successfully establishes that gold and silver mineralization occurs concurrently at depth and on the surface. The drill holes on section 9930N in the YVZ demonstrate the continuity of gold and silver grades at depth. The following table lists gold and silver values for the section:

DDH (#)	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)
24023	8.54	96.93	88.39	0.87	0.4
Includes	8.54	76.37	67.83	1.00	0.4
And	16.63	68.80	53.17	1.21	0.4
And	16.63	44.73	28.10	1.81	0.4
And	16.63	42.06	25.43	2.00	0.4
And	16.63	36.77	20.14	2.49	0.4
And	17.63	33.18	15.55	3.12	0.4
And	17.63	28.68	11.05	4.30	0.3
And	17.63	26.63	9.00	5.20	0.3
And	17.63	23.63	6.00	7.64	0.3
And	17.63	21.63	4.00	11.27	0.4
And	17.63	20.63	3.00	14.88	0.4
And	17.63	19.63	2.00	20.88	0.6
And	17.63	18.63	1.00	34.30	0.5
25048	3.66	51.49	47.83	0.51	0.3
Includes	8.26	30.69	22.43	0.67	0.2
And	11.32	30.69	19.35	0.71	0.3
And	14.43	29.69	15.26	0.80	0.3
And	16.69	27.69	11.00	1.00	0.3
And	16.69	23.69	7.00	1.12	0.3
And	16.69	21.69	5.00	1.47	0.4
And	16.69	19.69	3.00	2.03	0.4
And	16.69	17.69	1.00	4.15	0.6
Includes	36.69	47.48	10.79	0.54	0.5
And	36.69	45.48	5.79	0.62	0.5
And	41.76	45.48	3.72	0.81	0.6
And	43.12	45.48	2.36	1.14	0.7
And	44.48	45.48	1.00	1.79	0.4
24024	10.37	68.01	57.64	0.30	0.3
Includes	10.37	37.01	26.64	0.40	0.3
And	15.37	34.37	19.00	0.50	0.3
And	22.37	34.37	12.00	0.62	0.3
And	23.37	32.37	9.00	0.75	0.3
And	25.37	32.37	7.00	0.86	0.3
And	27.37	32.37	5.00	1.05	0.3
And	29.37	32.37	3.00	1.27	0.3
And	29.37	30.37	1.00	1.63	0.3
Includes	60.01	68.01	8.00	0.52	0.3
And	63.01	68.01	5.00	0.76	0.3
And	65.01	68.01	3.00	1.00	0.2
And	66.01	68.01	2.00	1.42	0.3
And	66.01	67.01	1.00	2.57	0.3

In summary, gold results are consistent with the Panorama gold deposit model – a world-class, sedimentary, strata-bound gold skarn deposit with an important silver grade component. The gold and silver mineralization at YVZ occurs concurrently on the surface and at depth.

The total silver production at the Nickel Plate-Mascot mine (1904-1996) was 18,480,903 grams (594,175 ounces) at an average grade of 1.09 g/t silver. During the mining, silver grades ranged from 0.48 to 4.09 g/t silver (BC Minfile Reports 092HSE036 & 092HSE038).

PLUG PROJECT

The Plug Project is located in the Merritt-Logan Lake gold belt in the Kamloops Mining Division, British Columbia. Goldcliff has discovered two gold and silver showings on the claims that are highlighted by 20.78 grams/tonne gold (g/t) and 1715.0 g/t silver. Goldcliff discovered the Plug and Meadow showings in 1997, after its regional stream sediment geochemical program identified several strongly anomalous gold samples. In 2006, Goldcliff increased its claim position to 15,350 hectares in the Merritt-Logan Lake gold belt to protect its gold stream sediment anomalies Goldcliff's staking was prompted by competitor activity.

Goldcliff's Plug Project area consists of 15,350 hectares of contiguously staked mineral claims. The key showings are the Plug and Meadow. The Plug showing contains 20.78 g/t gold and 113.00 g/t silver. The Meadow showing contains 6.10 g/t gold and 1715.0 g/t silver.

Goldcliff's 1997 regional stream sediment exploration program in the Merritt-Logan Lake gold belt was based on the follow-up of the anomalous gold stream sediment values identified by the BC Government RGS sampling program in the 1980s.

Goldcliff's stream sediment sampling identified 26 gold stream sediment anomalies ranging from 10 to 765 ppb gold, ten of which are strongly anomalous in gold values ranging from 185 to 765 ppb gold. Two of these gold anomalies identified the Plug and Meadow showing. The other 24 gold stream sediment anomalies require follow-up exploration.

RESULTS OF OPERATIONS

During the quarter, the Company engaged in exploration on the Panorama Ridge property for $ 57,619.

During the quarter, the Company incurred an income loss of $ 77,275 as compared to loss of $72,745 in the prior year quarter.

Advertising and promotions of $15,759 (2005-$ 19,802) consisted of investor relations. Stock-based compensation of $ 26,459 (2005-$ nil) was recorded due to vesting of options.

The Company's mineral properties amount to $ 2,012,097 (2005-$ 1,546,907) and relate primarily to the Panorama Ridge property.

GENERAL AND ADMINISTRATIVE

The higher general and administrative expenditures primarily resulted from increased head office costs as a result taking on a higher level of activity, combined with increased advertising and promotion, management and professional fees, and stock-based compensation.

OTHER EXPENSES AND RECOVERIES

LIQUIDITY AND CAPITAL RESOURCES

The Company's working capital position at April 30, 2006 was $446,845.

QUARTERLY FINANCIAL INFORMATION

Quarterly Financial Information

2006 Fiscal Quarter Ended	$	31/Oct 2006	31/Jul 2006	30/Apr 2006	31-Jan 2006
Exploration Expenditures				57,617	88,863
Write down of deferred exploration				nil	2,000
Income (Loss) for the period				(77,275)	60,611

Loss per share - basic and diluted			(0.01)	0.01

2005 Fiscal Quarter Ended	31/Oct 2005	31/Jul 2005	30/Apr 2005	31-Jan 2005
Exploration Expenditures	$ 240,283	80,454	73,930	121,118
Write down of deferred exploration	(19,500)	nil	nil	nil
Loss for the period	91,216	(20,408)	(72,745)	(34,032)
Loss per share - basic and diluted	0.01	(0.01)	(0.01)	(0.01)

2004 Fiscal Quarter Ended	31/Oct 2004	31/Jul 2004	30/Apr 2004	31-Jan 2004
Exploration Expenditures	$ 327,831	101,521	81,083	245,225
Write down of deferred exploration	nil	nil	nil	nil
Loss for the period	(62,263)	(22,109)	(56,966)	(22,524)
Loss per share - basic and diluted	(0.01)	(0.01)	(0.01)	(0.01)

RELATED PARTY TRANSACTIONS

The aggregate amount of expenditures made to parties not at arm's length from the company was $49,919. Consisting of:

a) Paid or accrued deferred exploration costs of $24,000 to corporation (Geotec Consultants Ltd.) controlled by a director (Leonard W. Saleken) of the Company for geological services.

b) Paid or accrued deferred exploration costs of $14,975 to corporation (Interpretex Resources Ltd.) controlled by a director (Edwin R. Rockel) of the Company for geophysical services.

c) Paid or accrued legal fees of $8,476 included in professional fees to a corporation (Vector Corporate Finance Lawyers) controlled by an officer (Graham H. Scott) of the Company..

d) Paid or accrued management fees of $2,468 to a corporation (Geotec Consultants Ltd.) controlled by a director (Leonard W. Saleken) of the Company.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

ADDITIONAL INFORMATION

As of April 30, 2006, the Company had 31,219,850 common shares issued and outstanding with the following outstanding options and warrants:

STOCK OPTIONS AND WARRANTS

Stock options

The Company has an incentive stock option plan (the "Plan") whereby the Company may grant stock options to eligible employees, officers, directors and consultants at an exercise price to be determined by the board of directors, provided the exercise price is not lower than the market value at time of issue. The Plan provides for the issuance of no more than 5,570,000 options as at the date of grant with each stock option having a maximum term of five years. Options will vest in equal tranches over a period of not less than 18 months..

During the quarter ended April 30, 2006, the Company granted nil stock options.

Outstanding Options:

Number of Shares	Exercise Price	Expiry Date
70,000	$ 0.18	July 3, 2006 (Note a)
187,500	0.10	August 6, 2006 (Note b)
75,000	0.17	November 2, 2006

50,000	0.135	May 7, 2007
185,380	0.1275	June 12, 2007
418,450	0.105	May 16, 2008
150,000	0.1875	September 3, 2008
80,000	0.1125	October 3, 2008
966,550	0.10	August 6, 2009
150,000	0.17	November 2, 2009

(a) 304,620 stock options were exercised for proceeds of $54,831.
(b) 275,000 stock options were exercised for proceeds of $27,500.

Outstanding Warrants:

As at April 30, 2006, the Company had outstanding share purchase warrants, enabling the holders to acquire common shares as follows:

Number of Shares	Exercise Price	Expiry Date
1,430,000	$0.35	March 22, 2006 (Note a)

(a) 1,430,000 warrants expired, unexercised.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, cash held in trust, short-term investments, receivables, accounts payable and accrued liabilities and due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

SUBSEQUENT EVENTS

Subsequent to the quarter end:

Goldcliff has engaged Raymond James Ltd. to act as Agent on a best efforts basis to complete a brokered private placement of up to 4,000,000 units at a price of $0.25 per unit for gross proceeds of $1,000.000. Each unit will consist of one common share and one half common share purchase warrant. Each whole warrant will entitle the holder to purchase an additional common share at a price of $0.35 per share for a period of one year. Raymond James Ltd. has also been engaged as Agent on a best efforts basis to complete a brokered private placement of up to 3,000,000 Flow Through common shares at a price of $0.30 per Flow Through common share. If both offerings are fully subscribed, gross proceeds will be $1,900,000. Raymond James Ltd. will receive a fee of 7% cash and an Agent's Option of 7%, entitling the Agent to acquire one common share at a price of $0.35 per common share for a period of twelve months from the closing of the placement. Raymond James Ltd. will receive a Corporate Finance fee of $20,000 plus GST.

Goldcliff has retained Contact Financial Corporation to provide Investor relations services to the Company. Commencing immediately, the engagement will be for an initial period of six months. Contact will be paid a monthly fee of $7500. Contact will also be granted incentive stock options to purchase up to 150,000 common shares of Goldcliff at a price of $0.25 per share for 2 years. The incentive stock options are subject to Goldcliff's stock option vesting schedule.